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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69409

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curex Securities (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th Street 22nd Floor

(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert FX Feeney (212)-488-0528

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP

(Name – *if individual, state last, first, middle name*)

280 West Mount Pleasant Avenue, Suite 3310	Livingston	New Jersey	07036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert FX Feeney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curex Securities (USA) LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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FEB 27 2019
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Signature

Chief Financial Officer
Title

02/25/19
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and Report of Independent Registered Public Accounting Firm

Cürex Securities (USA), LLC

(A wholly-owned subsidiary of Cürex Group Holdings, LLC)

December 31, 2018

Table of Contents

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Cürex Securities (USA), LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cürex Securities (USA), LLC (a limited liability company) as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cürex Securities (USA), LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cürex Securities (USA), LLC's management. Our responsibility is to express an opinion on Cürex Securities (USA), LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Cürex Securities (USA), LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Cürex Securities (USA), LLC's auditor since 2015.
Livingston, New Jersey
February 20, 2019

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$	95,091
Prepaid Expenses		641
Other Assets		1,681
Total Assets	$	97,413

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Payable to Parent	$	49,091
Member's Equity		48,322
Total Liabilities and Member's Equity	$	97,413

The accompanying notes are an integral part of this statement.

2. Summary of Significant Accounting Policies (continued)

Cash
The Company has cash held by a major financial institution, which is insured by the Federal Deposit Insurance Corporation at up to $250,000 per legal entity. At December 31, 2018, the cash balance held at the financial institution was less than the federally insured amount.

Revenue Recognition
The Company anticipates that it will receive transaction based compensation in connection with the licensing of its intellectual property and financial technology. The Company shall recognize revenue in accordance with Financial Accounting Standards Board Topic 606, "Revenue from Contracts with Customers", which stipulates that revenue from a performance obligation is recognized by measuring our progress in satisfying the performance obligation in a manner that depicts the transfer of goods or services to the customer.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for income tax purposes. The taxable income or loss of the Company is included in the federal, state and local tax returns of the Parent. The Parent is a limited liability company, taxed as a partnership. As such, the Parent is not subject to federal and state income taxes. Accordingly, the Company has not provided for income taxes or benefits from income taxes in its financial statements.

The Company recognizes and discloses uncertain tax positions related to tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable taxing authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management of the Company analyzes all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for examination by authorities. The Company's open tax years (2015 through 2018) are subject to examination by the Internal Revenue Service and other taxing authorities. At December 31, 2018, management's assessment is that there are no uncertain tax matters.

2. Summary of Significant Accounting Policies (continued)

Cash

The Company has cash held by a major financial institution, which is insured by the Federal Deposit Insurance Corporation at up to $250,000 per legal entity. At December 31, 2018, the cash balance held at the financial institution was less than the federally insured amount.

Revenue Recognition

The Company anticipates that it will receive transaction based compensation in connection with the licensing of its intellectual property and financial technology. The Company shall recognize revenue in accordance with Financial Accounting Standards Board Topic 606, "Revenue from Contracts with Customers", which stipulates that revenue is generally realized and earned once a performance obligation arising from a contract is satisfied.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax purposes. The taxable income or loss of the Company is included in the federal, state and local tax returns of the Parent. The Parent is a limited liability company, taxed as a partnership. As such, the Parent is not subject to federal and state income taxes. Accordingly, the Company has not provided for income taxes or benefits from income taxes in its financial statement.

The Company recognizes and discloses uncertain tax positions related to tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable taxing authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management of the Company analyzes all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for examination by authorities. The Company's open tax years (2015 through 2018) are subject to examination by the Internal Revenue Service and other taxing authorities.

Notes to Statement of Financial Condition
December 31, 2018

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2018, the Company had net capital of $46,000 which was $41,000 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 1.07.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the Rule as it does not hold customer funds or safekeep customer securities.

4. Related Parties

The Company entered into an Expense Sharing Agreement (the "Agreement") with the Parent whereby the Parent provides certain services to the Company and the Company pays the Parent for the services provided. Those services include certain personnel, occupancy and finance and operations services.

The basis of the allocation is determined in accordance with the Agreement and is based on estimates of time spent and space utilized by the Parent and the Company. For the year ended December 31, 2018, the Company incurred $74,295 of such charges of which $49,091 remains payable to the Parent at December 31, 2018.

During the year, $160,000 of the amount owed to the Parent was converted to equity as capital contributions to the Company.

5. Subsequent Events

The statement of financial condition was approved by management and available for issuance on February 20, 2019. Subsequent events have been evaluated through this date.